BNNANO, INC.

Financial Statements For The Years Ended December 31, 2021 and 2020



Independent Auditor's Report

To
Management
BNNano, Inc.
Cary, NC

We have audited the accompanying financial statements of BNNano, Inc. (a North Carolina corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income, shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BNNano, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.



Jason M. Tyra, CPA, PLLC
Dallas, TX
August 5, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
info@tyracpa.com
www.tyracpa.com

BNNANO, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____

		2021		2020
ASSETS				
CURRENT ASSETS				
Cash	$	417,308	$	82,794
Prepaid Expenses		37,500		-
Other Receivables		669		669
TOTAL CURRENT ASSETS		455,477		83,463
NON-CURRENT ASSETS				
Fixed Assets		520,672		482,607
Accumulated Depreciation		(460,554)		(399,910)
Intangible Assets		23,843		23,843
Accumulated Amortization		(2,745)		(1,155)
TOTAL NON-CURRENT ASSETS		81,216		105,385
TOTAL ASSETS	$	536,693	$	188,848
LIABILITIES AND SHAREHOLDERS' EQUITY				
CURRENT LIABILITIES				
Credit Card Debt		36,992		21,015
TOTAL CURRENT LIABILITIES		36,992		21,015
NON-CURRENT LIABILITIES				
SAFE Notes		1,465,000		1,465,000
Note Payable		-		44,868
TOTAL LIABILITIES		1,501,992		1,530,883
SHAREHOLDERS' EQUITY				
Common Stock (100,000,000 shares authorized; 12,563,744 issued; no par value)		-		-
Preferred Stock (20,000,000 shares authorized; none issued; no par value)		-		-
Additional Paid in Capital		2,679,457		1,345,795
Retained Deficit		(3,644,756)		(2,687,830)
TOTAL SHAREHOLDERS' EQUITY		(965,299)		(1,342,035)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	536,693	$	188,848


BNNANO, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____


	2021		**2020**
Operating Income			
Sales	$ 112,114	$	64,551
Cost of Goods Sold	34,968		79,279
Gross Profit	77,146		(14,728)
Operating Expense			
Salaries & Wages	584,453		348,916
Legal & Professional	140,619		43,257
General & Administrative	117,752		52,297
Depreciation	60,644		61,094
Selling & Marketing	47,695		24,389
Research & Development	38,080		37,925
Rent	29,771		20,676
Amortization	1,590		1,155
Equity Based Compensation	2		315,408
	1,020,606		905,117
Net Loss from Operations	(943,460)		(919,845)
Other Income (Expense)			
Interest Earned	208		7
Extinguishment of Debt	-		61,800
Interest Expense	(7,884)		(4,475)
Taxes	(5,790)		(5,499)
Net Loss	$ (956,926)	$	(868,013)
Net Loss Per Share			
Weighted average common shares outstanding - Basic	12,563,744		11,779,238
Net Loss per share	$ (0.08)	$	(0.07)

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

2

BNNANO, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (956,926)	$ (868,013)
Depreciation and Amortization	62,234	30,918
Change in Credit Card Debt	15,977	(3,681)
Change in Other Receivables	-	(669)
Change in Prepaid Expenses	(37,500)	-
Net Cash Flows From Operating Activities	(916,215)	(841,446)
Cash Flows From Investing Activities		
Acquisition of Intangible Assets	-	(11,171)
Purchase of Fixed Assets	(38,065)	(5,960)
Net Cash Flows From Investing Activities	(38,065)	(17,131)
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	1,333,662	552,648
Issuance of SAFE Notes	-	195,000
Non-Cash Adjustment	-	(84,045)
Issuance/(Repayment) of Notes Payable	(44,868)	42,706
Net Cash Flows From Financing Activities	1,288,794	706,309
Cash at Beginning of Period	82,794	235,061
Net Increase (Decrease) In Cash	334,514	(152,268)
Cash at End of Period	$ 417,308	$ 82,794

See Independent Accountant's Audit Report and accompanying notes, which are an integral part of these financial statements.

BNNANO, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

_____

	Common Stock		Additional Paid	Retained Deficit	Total Shareholders'
	Number	Amount	in Capital		Equity
Balance at December 31, 2019	11,214,373	$ -	$ 793,144	$ (1,819,817)	$ (1,026,673)
Issuance of Stock	564,865	-	552,648		552,648
Net Loss				(868,013)	(868,013)
Balance at December 31, 2020	$ 11,779,238	$ -	$ 1,345,795	$ (2,687,830)	$ (1,342,035)
Issuance of Stock	784,506	-	1,333,662		1,333,662
Net Loss				(956,926)	(956,926)
Balance at December 31, 2021	12,563,744	$ -	$ 2,679,457	$ (3,644,756)	$ (965,299)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

BNNano, Inc. ("the Company") is a corporation organized under the laws of North Carolina. The Company operates as a manufacturer of nanomaterials. Its primary product, NanoBarb™ aims to provide solutions for problems across many structural applications.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses in 2021 of $956,926 and 2020 of $868,013.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through August 5, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties and the need to obtain additional financing.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made.

Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Accounts Receivable

The Company grants trade credit to certain customers when business conditions warrant. Management's experience suggests that losses on accounts receivables are likely to be infrequent. As of December 31, 2021, the Company has accrued a reserve of $0 for doubtful accounts.

Revenue

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenue streams have been derived from: (1) NanoBarbs™ amounting to $78,480 in 2021 and $54,868 in 2020, respectively (2) Master Alloy amounting to $22,423 in 2021 and $9,683 in 2020, respectively (3) Plastics amounting to $11,211 in 2021 and $0 in 2020, respectively.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on double declining basis over management's estimate of each asset's useful life.

Inventory

The Company values inventory at lower cost or market value. For 2021 and prior years, inventory consisted of various gases and powders used for production of the final product. The Company uses the just-in-time inventory management system which consists of ordering goods from suppliers as they are needed to fulfill orders.

Intangible Assets

Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives, which usually varies from 3 to 10 years and up to 20 years for patents. An adjustment is made for any impairment. Intangible items acquired must be recognized as assets separately from goodwill if they meet the definition of an asset, are either separable or arise from contractual or other legal rights, and their fair value can be measured reliably. The Intangible asset recorded on the books is comprised of intellectual property. These include patents, the company developed over the years and will be depreciated over management's estimate of the asset's useful life.

Intangible assets consist of fees paid to secure two patents. In 2022, the Company had their first patent approved by the United States Patent and Trademark Office (USPTO) leaving only one patent left pending approval.

Leases

The Company currently occupies multiple office spaces under non-cancellable operating leases. The leases expire between 2022 and 2024 and may be renewed at the option of the Company at the then-current market rate. Future minimum monthly payments due under the leases are as follows:

2022- $2,337
2023- $10,400
2024- $10,400

Advertising

The Company records advertising expenses in the year incurred.

Research & Development

The Company recorded research & development costs in the year incurred.

Extinguishment of Debt – Disaster Assistance

In 2020, the Company received disaster assistance in the form of grants and loans under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provided forgivable loans to qualifying businesses for amounts up to 2.5 times the average monthly payroll expenses of the qualifying business. The Small Business Administration (SBA) allows for cancellation of loans received under the PPP program, provided the borrower uses the loan proceeds for eligible expenses. Eligible expenses include payroll, benefits, rent, and utilities. PPP loan cancellations are generally not taxable to recipients and do not result in a reduction of deducible expenditures or other tax attributes. PPP loan proceeds have been recognized as an income grant as it was determined that there is "reasonable assurance" that the company met the conditions for forgiveness of the loan amount.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the State of North Carolina.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture.

The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective

date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- DEBT

SAFE Notes

During the year ended December 31, 2020, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase

Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2021, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2021, the Company had $1,465,000 of SAFE obligations outstanding, with a valuation cap of $5,000,000. Upon conversion, the SAFEs can convert to common stock with a discount rate of 80%.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2021 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2021.

NOTE E- EQUITY

Under the Company's articles of incorporation, the Company is authorized to issue 100,000,000 common shares and 20,000,000 preferred shares.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference.

Preferred Stock: Preferred shareholders have dilution protected dividend preference for all Preferred Stock share classes, liquidation preferences, and voting rights. Preferred Stock are convertible into Common Stock at the holder's election.

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   12,563,744

As of 2021 and 2020, the Company issued 784,506 and 564,865 common shares in exchange for $1,333,662 and $237,248 respectively.

NOTE F- EQUITY BASED COMPENSATION

In 2018, the Board of Directors adopted the 2018 Stock Options Plan ("the Plan"). The Plan provides for the grant of equity awards to employees, and consultants, including stock options, stock purchase rights and restricted stock units to purchase shares of common stock. Up to 5,256,665 shares of common stock

may be issued pursuant to awards granted under the Plan. The Plan is administered by the Board of Directors, and expires ten years after adoption, unless terminated earlier by the Board. As of December 31, 2021, 4,875,122 options have been issued.

During 2021 and 2020, the Company granted 0 and 3,074,280 stock options under the Plan to various advisors and employees, respectively. The granted options had an exercise price of $.38, expire in ten years, and have varying vesting schedules. As of December 31, 2021, 1,796,071 stock options have fully vested.

The total grant date fair value of options granted was $0 and $1,168,226 for the years ended December 31, 2021 and 2020, respectively.

A summary of the Company's stock options activity and related information is as follows:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
12/31/2019 Outstanding at December 31, 2019	1,800,842	$ 0.38	8.08
Granted	3,074,280	0.38	10.0
Expired/Forfeited	-	-	-
12/31/2020 Outstanding at December 31, 2020	4,875,122	0.38	8.80
Granted	-	-	-
Expired/Forfeited	-	-	-
12/31/2021 Outstanding at December 31, 2021	4,875,122	0.38	8.80

The stock options were valued using the Black-Scholes pricing model as indicated below:

	December 31, 2021
Expected life (years)	9.50
Risk-free interest rate	0.0093%
Expected volatility	78%
Annual dividend yield	0%

The risk-free interest rate assumption for options granted is based upon observed interest rates on the United States government securities appropriate for the expected term of the Company's employee stock options.

The expected term of employee stock options is based on a weighted average consideration of the Company's most likely exit prospects.

The Company determined the expected volatility assumption for options granted using the historical volatility of comparable public company's common stock. The Company will continue to monitor peer companies and other relevant factors used to measure expected volatility for future stock option grants, until such time that the Company's common stock has enough market history to use historical volatility.

The dividend yield assumption for options granted is based on the Company's history and expectation of dividend payouts. The Company has never declared or paid any cash dividends on its common stock, and the Company does not anticipate paying any cash dividends in the foreseeable future.

The Company recognizes stock option forfeitures as they occur as there is insufficient historical data to accurately determine future forfeitures rates.

Stock option expense for the years ended December 31, 2021 and 2020 was $2 and $315,408, respectively. The Company values each share option at $.38 per share.

12

NOTE G- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE H- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE I- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before August 5, 2022, the date that the financial statements were available to be issued.